UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Matters Relating to Corporate Sustainability Report of SK Telcom Co., Ltd. (the “Company”)

1. Title of the Report	“SK Telecom Annual Report 2021” (the “Report”)

2. Certifying Institution	British Standards Institution

3. Reporting Standards	The Report was prepared in accordance with the guiding principles of, and includes content as suggested by, the “<IR> Framework,” a standard framework established by the International Integrated Reporting Council. The Report was also prepared in accordance with the comprehensive requirements of the “GRI Standards,” the global standard for sustainability reporting established by the Global Reporting Initiative.

4. Filing Location	The Company’s corporate website (https://sktelecom.com/investor/lib/creport.do)

1. Summary

The Report was prepared for the Company’s investors and stakeholders and provides an overview of the Company’s annual performance. The Report covers not only the Company’s financial performance records, but also comprehensive information (i.e., the Company’s “Value Creation Story”) on its future prospects, non-financial performance and underlying value enhancement efforts. The Company’s board of directors approved the Report in June 2022.

2. Reporting Period

The reporting period of the Report is from January 1, 2021 to December 31, 2021. The Report, however, may disclose certain qualitative information up to May 2022. The Report presents quantitative data as of and for the years ended December 31, 2019, 2020 and 2021 in order to facilitate year-over-year trend analysis. In case of any material changes in the previously reported data, such data were recalculated as of 2021.

5. Details of the Report

3. Scope of the Report

The geographic boundary of the Report is limited to the Republic of Korea, which is the Company’s principal place of business and where over 99% of its revenue is generated. Unless otherwise indicated in the Report, the data and information presented in the Report generally exclude those of the Company’s overseas branches, subsidiaries and investment companies. Financial data included in the Report are presented on a consolidated basis in accordance with the Korean International Financial Reporting Standards (“K-IFRS”), including K-IFRS No. 16, which has been applied since 2019. Non-financial data on environmental performance and fulfillment of corporate social responsibility are presented on a non-consolidated basis.

In case of any changes in the previously reported data resulting from the spin-off of certain of the Company’s business operations conducted in November 2021, the instance of such changes are separately indicated in the Report. Furthermore, where such changes may significantly affect the decisions of the Company’s stakeholders in consideration of the Company’s financial and operational control and business influence as well as the potential consequences of such changes, relevant data are separately included where indicated.

4. Table of Contents

Hyper-Digital Era

Section 1. Business Overview

- About SK Telecom

- CEO Message

- Business Model

- Sustainability Management Directions

Section 2. Evolution of New SKT

- Creating Economic Value

- Materiality Assessment

- Stakeholder Engagement

- Achieving Net Zero Through Three Key Green Strategies

- Creating Social Value

- Expansion of Artificial Intelligence & Digital Infrastructure

Section 3. Special Report

- Digital Responsibility

- Physical Responsibility

Section 4. Sustainability Management

- Environment

- Society

- Governance

Section 5. Appendix

- Financial Statement

- Non-financial Statement

- Index

- About This Report

6. Submission Date	June 30, 2022

7. Other Important Matters Relating to an Investment Decision	The English version of the Report is expected to be posted on the Company’s corporate website within July 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: June 30, 2022